FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 29, 2011

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Fourth Quarter Results

-  Company Announces Fourth Quarter Dividend of $0.05 Per Share -

FOR IMMEDIATE RELEASE

MACAO (June 29, 2011) - Deswell Industries, Inc. (Nasdaq: DSWL) announced its financial results for the fiscal fourth quarter ended March 31, 2011.

Net sales for the fourth quarter ended March 31, 2011 were $16.0 million, a decrease of 4.1% compared to net sales of $16.7 million for the same quarter ended March 31, 2010. Net sales decreased by 19.0% to $7.4 million in the plastic segment and increased by 13.9% to $8.6 million in the Company’s electronic and metallic segment.   The operating loss in the fourth quarter of fiscal 2011 was $0.4 million, compared to operating loss of $1.2 million for the same quarter of fiscal 2010.

Total gross margin increased to 15.3% in the fourth quarter ended March 31, 2011 compared to 12.6% in the same quarter last year.  Gross profit margin in the plastic segment decreased to 19.5% of net sales for the fourth quarter of fiscal 2011 compared to 21.9% of net sales for the same quarter of last fiscal year.   The decreased gross margin in the plastic segment was mainly due to an increase in labor costs resulting from a raise in the minimum wage rate offsetting decreases in raw material cost and factory overhead as a percentage of sales during the quarter.   Gross profit margin in the electronic and metallic segment increased to 11.6% of net sales for the fourth quarter ended March 31, 2011, compared to 1.2% of net sales for the year-ago quarter.  The increase in gross margin in the electronic and metallic segment was mainly attributable to a decrease in raw materials cost resulting from lower stock provisions made, and decreased labor costs driven by lower headcount, offsetting the costs related to the raise in minimum wage rate, as compared to the prior year quarter.

The Company reported a net loss of $0.6 million for the fourth quarter ended March 31, 2011 compared to net loss of $0.9 million for the quarter ended March 31, 2010.  Basic and diluted net loss per share was $0.04, (based on 16,195,000 and 16,204,000 weighted average shares outstanding, respectively) compared to basic and diluted net loss per share of $0.06, (based on 16,190,000 and 16,203,000 weighted average shares outstanding, respectively) for the same quarter ended March 31, 2010.

Net sales for the year ended March 31, 2011 were $84.0 million, an increase of 3.0%, compared to sales of $81.6 million for the corresponding period in fiscal 2010.  Operating loss for the year ended March 31, 2011 was $8.8 million, compared to operating income of $1.7 million for the fiscal year of 2010.  The Company reported a net loss of $8.1 million in the fiscal year 2011, compared to net income of $1.5 million for the year ended March 31, 2010.  Deswell reported basic and diluted net loss per share of $0.50 for the fiscal year of 2011, (based on 16,193,000 and 16,203,000 weighted average share outstanding, respectively), compared to income per share of $0.09, (based on 15,965,000 and 16,039,000 weighted average shares outstanding, respectively), for the prior fiscal period.

The Company's financial position remained strong at the end of the fourth quarter of fiscal 2011, with $35.6 million in cash and cash equivalents at March 31, 2011 compared to $35.1 million at March 31, 2010.  Working capital totaled $59.7 million as of March 31, 2011 versus $59.8 million as of March 31, 2010.  Furthermore, the Company has no long-term or short-term borrowings at March 31, 2011.

Mr. Franki Tse, chief executive officer, commented, “We are very pleased with the improved sales and margins at our electronic and metal segment.  Our plastic segment experienced lower sales and margins largely due to its higher sensitivity to labor rates and RMB appreciation.  Importantly, we have negotiated and confirmed price increases with some customers and believe this will positively effect to our gross margin.  Increasing manufacturing cost and RMB appreciation, coupled with an uncertain world economic situation are still the main challenges we face. That being said, we are very focused on driving our sales performance and maximizing our margins for shareholders.  As can be seen in our performance, we have taken great strides in reducing our overhead and expenses.  I am encouraged by our progress and confident that our performance will be further improving in the coming 2011/2012 fiscal year.  Since the company’s public listing in 1995, we have maintained a very sound financial condition -- a key competitive advantage for us -- with a healthy cash position and no short or long term debt.”

Fourth Quarter Dividends

The Company also announced that on June 28, 2011 its board of directors declared a dividend of $0.05 per share for the fiscal fourth quarter ended March 31, 2011.  The dividend will be payable on July 28, 2011 to shareholders of record as of July 8, 2011.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include N&J Company, Digidesign Inc., Vtech Telecommunications Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	3/31/2011	3/31/2010
ASSETS	(Unaudited)	(Audited)
Current assets :
Cash and cash equivalents	$35,635	$35,120
Marketable securities	1,045	5,673
Accounts receivable, net	17,210	14,399
Inventories (note 2)	19,517	15,808
Prepaid expenses and other current assets	2,154	1,844
Total current assets	75,561	72,844
Property, plant and equipment - net	51,052	60,705
Deferred income tax assets	154	70
Goodwill	392	392
Total assets	$127,159	$134,011
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$6,864	$7,298
Accrued payroll and employee benefits	3,971	2,570
Customer deposits	1,965	883
Other accrued liabilities	1,453	1,905
Income taxes payable	596	-
Deferred income tax liabilities	213	340
Dividend payable	810	-
Total current liabilities	15,872	12,996
Shareholders' equity
Common shares nil par value
- authorized 30,000,000 shares; issued and outstanding
16,194,810 shares at March 31, 2011 and
16,191,810 shares at March 31, 2010, respectively	50,809	50,803
Additional paid-in capital	7,719	7,719
Accumulated other comprehensive income	5,316	5,316
Retained earnings	47,443	57,177
Total shareholders' equity	111,287	121,015
Total liabilities and shareholders' equity	$127,159	$134,011

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
( U.S. dollars in thousands, except per share data )
	Quarter ended		Year ended
	March 31,		March 31,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)	(Audited)

Net sales	$15,978	$16,667	$84,022	$81,614
Cost of sales	13,538	14,570	74,474	68,958
Gross profit	2,440	2,097	9,548	12,656
Selling, general and administrative expenses	2,788	3,826	13,941	15,505
Other income (expenses), net	(57)	511	(4,435)	4,594
Operating income (loss) (note 3)	(405)	(1,218)	(8,828)	1,745
Interest expense	-	-	-	-
Non-operating income, net	29	69	1,096	444
Income (loss) before income taxes	(376)	(1,149)	(7,732)	2,189
Income taxes	277	(214)	382	690
Net income (loss)	$(653)	$(935)	$(8,114)	$1,499
Net income per share (note 4)
Basic:
Net income (loss) per share	$(0.04)	$(0.06)	$(0.50)	$0.09
Weighted average number of shares
outstanding (in thousands)	16,195	16,190	16,193	15,965

Diluted:
Net income (loss) per share	$(0.04)	$(0.06)	$(0.50)	$0.09
Weighted average number of shares
outstanding (in thousands)	16,204	16,203	16,203	16,039

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
( U.S. dollars in thousands )	Years ended
	3/31/2011	3/31/2010
	(Unaudited)	(Audited)
Cash flows from operating activities :
Net income (loss)	$(8,114)	$1,499
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	6,197	7,011
Impairment of property, plant and equipment	4,474	8
Gain on sale of property, plant and equipment	(71)	(4,339)
Unrealized holding (gain) loss on marketable securities	21	(42)
Gain on disposal of marketable securities	(853)	(160)
Stock-based compensation	-	125
Deferred tax	(211)	1,016
Changes in operating assets and liabilities :
Accounts receivable	(2,811)	7,828
Inventories	(3,709)	5,637
Prepaid expenses and other current assets	(310)	287
Income taxes receivable	-	-
Accounts payable	(434)	(3,072)
Accrued payroll and employee benefits	1,401	97
Customer deposits	1,082	(577)
Other accrued liabilities	(452)	(262)
Income taxes payable	596	(705)
Net cash (used in) provided by operating activities	(3,194)	14,351
Cash flows from investing activities
Purchase of property, plant and equipment	(1,271)	(1,606)
Proceeds from sale of property, plant & equipment, net of transaction costs	324	5,528
Purchase of marketable securities	(8,049)	(5,631)
Proceeds from sale of marketable securities	13,509	260
Net cash provided by (used in) investing activities	4,513	(1,449)
Cash flows from financing activities
Dividends paid	(810)	(1,619)
Exercised of stock options	6	703
Net cash used in financing activities	(804)	(916)
Net increase in cash and cash equivalents	515	11,986
Cash and cash equivalents, at beginning of period	35,120	23,134
Cash and cash equivalents, at end of period	35,635	35,120
Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	-	380

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.	Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2011 and March 31, 2010, the results of operations for the quarter and year ended March 31, 2011 and March 31, 2010, and the cash flows for the year ended March 31, 2011 and March 31, 2010.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 29, 2010 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.	Inventories

		March 31,	March 31,
		2011	2010
	Inventories by major categories :
	Raw materials	$12,280	$10,162
	Work in progress	4,167	2,938
	Finished goods	3,070	2,708
		$19,517	$15,808

3.	Operating Income

Other operating income was reclassified in the audited consolidated statement of income for the year ended March 31, 2010 for a comparable presentation.  Comparative figures for the other operating income on the unaudited statement of income for the quarter and year ended March 31, 2010 were reclassified accordingly and presented here for comparative analysis.  The reclassification of operating income had no impact on the net income on the unaudited statement of income for the quarter and year ended March 31, 2011.

4.	Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

5.	Foreign currency translation

Prior to January 1, 2009, the functional currencies of the Company’s subsidiaries were Hong Kong dollars and Chinese renminbi.  The effects of translating the financial position and results of operations of local currency functional operations into the U.S. dollars were included in a separate component of stockholder’s equity as “Accumulated other comprehensive income”.

Effective January 1, 2009, the Company’s subsidiaries’ functional currencies were all changed to the U.S. dollars.  The translation adjustments that applied to the Company and that have been accumulated in other comprehensive income until December 31, 2008, have been retained in that account; and nonmonetary assets that Deswell owned at December 31, 2008, the end of the period immediately before the change, were translated in subsequent periods at the exchange rate that was current at the end of that period.  And, exchange rate gains and losses on transactions in currencies other than the U.S. dollar are recognized and included in operations for the period in which the exchange rates changed.  The change in functional currencies did not have a material effect on the Company’s business, results of operations or financial position since the effective date of change and as of March 31, 2011.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended March 31, 2011 Compared to Quarter Ended March 31, 2010

Net Sales - The Company’s net sales for the quarter ended March 31, 2011 were $15,978,000, a decrease of $688,000, or 4.1%, as compared to the corresponding period in fiscal 2010.  The decrease in sales was mainly related to the decrease in sales at our plastic segment of $1,736,000 offsetting the increase of $1,048,000 in sales from our electronic and metallic segment.  These represent a decrease of 19.0% and an increase of 13.9% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The decrease of net sales in our plastic segment was mainly the result of the decrease in orders from existing customers of $3,102,000 offsetting the increase in orders from existing customers of $1,366,000.   About 71% of the decrease in orders was from the segment’s major customer related to plastic component sales of electronic entertainment products while 50% of the sales increase for the segment was due to increase in orders for telephone products. The increase in net sales in the electronic and metallic segment was mainly due to the increase in orders from existing and new customers for professional audio equipment of $2,631,000 and $1,379,000 respectively, offsetting the decrease of $2,964,000 in audio and telecommunication equipment sales from existing customers.  The increase in sales revenue was mainly due to the increase in sales orders from existing customers for new models of their products, and orders from new customers.

Gross Profit - The gross profit for the quarter ended March 31, 2011 was $2,440,000, representing a gross profit margin of 15.3%.  This compares with the overall gross profit and gross profit margin of $2,097,000 or 12.6% for the quarter ended March 31, 2010.

Gross profit in the plastic segment decreased by $561,000 to $1,443,000 or 19.5% of net sales, for the quarter ended March 31, 2011, as compared to $2,004,000 or 21.9% of net sales, for the quarter ended March 31, 2010.  The decrease in gross margin in the plastic segment was mainly due to increased labor cost as a percentage of sales resulting from a raise in the minimum wage rate, offsetting savings in labor cost from headcount reduction, as well as higher contributions from higher margin sales items, as compared to the same quarter in the prior year.

Gross profits in the electronic & metallic segment increased by $904,000 to $997,000, or 11.6% of net sales, for the quarter ended March 31, 2011, as compared to $93,000 or 1.2% of net sales, for the same period of last fiscal year. The increase in gross profit and margin was mainly due to a decrease in raw materials costs resulting from less stock provisions made and decreased labor cost as a result of a reduction in headcount, offsetting the additional cost due to a rise in the minimum wage rate, as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended March 31, 2011 were $2,788,000, or 17.4% of total net sales, compared to $3,826,000, or 23.0% of total net sales for the quarter ended March 31, 2010.  There was a decrease in selling, general and administrative expenses of $1,038,000 compared to the corresponding period of last year.

The SG&A expenses in the plastic segment decreased by $976,000 to $1,582,000, or 21.4% of net sales, for the quarter ended March 31, 2011 compared to $2,558,000 or 28.0% of net sales for the corresponding period in fiscal 2010.  The lower SG&A expense for the quarter was primarily related to a decrease of $602,000 in staff costs, $150,000 in government license and registration fees, and $250,000 in depreciation, offsetting an increase of $108,000 in director remuneration, as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment decreased by $61,000 to $1,206,000, or 14.1% of net sales, for the quarter ended March 31, 2011 compared to $1,267,000, or 16.8% of net sales for the corresponding period in fiscal 2010.  The decrease in SG&A expenses was primarily related to a decrease of $61,000 in selling expense, as compared with the corresponding quarter in the prior year.

Other operating expense - Other operating expense was $57,000 for the quarter ended March 31, 2011, as compared to other operating income of $511,000 for the quarter ended March 31, 2010.

On a segment basis, other operating expense attributable to the plastic segment was $184,000 as compared to other operating income of $441,000 for the same quarter last year.  The decrease in other operating income was mainly due to a provision of $135,000 for doubtful receivables and $195,000 for impairment of fixed assets offsetting a gain of $165,000 from sales of materials, as compared to a reversal of provision for doubtful receivables of $308,000 and a gain of $83,000 from disposal of fixed assets in the corresponding quarter of prior year.

Other operating income attributable to the electronic and metallic segment was $127,000 in the quarter ended March 31, 2011, as compared to other operating income of $70,000 for the year-ago quarter. The increase in other operating income was mainly due to the recovery of local sales tax in the amount of $50,000 and other operating income of $71,000, as compared to the year-ago quarter.

Operating loss - Operating loss was $405,000 for the quarter ended March 31, 2011, as compared with operating loss of $1,217,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $323,000 or negative 4.4% of net sales in the quarter ended March 31, 2011 compared to operating loss of $113,000 or negative 1.2% of net sales in the corresponding period of fiscal 2010.   The decrease in operating income in the plastic division was mainly due to the decrease in the gross margin and other operating income as a percentage of net sales as described above.

Operating loss in the electronic & metallic segment was $82,000, or negative 1.0% of net sales in the quarter ended March 31, 2011 compared to an operating loss of $1,104,000 or negative 14.7% of net sales in the corresponding period of fiscal 2010.  The decrease in electronic & metallic operating loss was due to increase in sales revenues, higher gross profit margins and lower SG&A expenses as a percentage of net sales as described above.

Non-operating income – Non-operating income for the quarter decreased by $40,000 to $29,000 for the quarter ended March 31, 2011 as compared to non-operating income of $69,000 for the year-ago quarter.  This is mainly attributable to the interest income of $81,000 offsetting an unrealized loss of $21,000 on marketable securities, as compared to the interest income of $67,000 and a realized gain of $32,000 on the sale of marketable securities in the year-ago quarter.

Income Taxes – Income tax for the quarter ended March 31, 2011 was comprised of income tax expense of $596,000 and a deferred tax benefit of $319,000, as compared to a credit adjustment to income tax expense of $308,000 and a deferred tax provision of $94,000 in the corresponding quarter of the prior year.

On a segment basis, there was an income tax expense of $420,000 and a deferred tax benefit of $62,000 in the plastic segment for the quarter ended March 31, 2011, as compared to a credit adjustment of $199,000 to income tax expense and a deferred tax benefit of $91,000 in the year-ago quarter.  The income tax of the electronic and metallic segment for the quarter ended March 31, 2011 was comprised of an income tax expense of $176,000 and a deferred tax benefit of $257,000, as compared to a credit adjustment of $109,000 to income tax expense and a deferred tax provision of $184,000 in the corresponding quarter of fiscal 2010.

Net Loss – The Company had a net loss of $653,000 for the quarter ended March 31, 2011 as compared to a net loss of $935,000 for the quarter ended March 31, 2010.   Net loss for the quarter ended March 31, 2011 represented negative 4.1% of net sales, compared to negative 5.6% of net sales in the same quarter of the prior year.

Net loss for the plastic segment for the quarter ended March 31, 2011 totaled $664,000, as compared to net income of $248,000 for the corresponding quarter in fiscal 2010.  The net loss of $664,000 in the plastic segment was mainly the result of decreases in gross margin and other operating income, as well as the income tax expense incurred for the quarter as described above.

Net income for the electronic & metallic segment for the quarter ended March 31, 2011 was $11,000, as compared to a net loss of $1,183,000 for the corresponding quarter in fiscal 2010.  The increase in net income of the electronic & metallic segment was mainly the result of an increase in sales revenues, higher gross margin and the deferred tax benefit in the quarter as described above.

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Net Sales - The Company's net sales for the year ended March 31, 2011 were $84,022,000, an increase of $2,408,000 or 3.0% as compared to the corresponding period in fiscal 2010. The increase was related to an increase in sales revenue of $6,645,000 or 19.2% at our electronic and metallic segment, offsetting the decrease in sales revenue at our plastic segment of $4,237,000 or a decrease of 9.9%, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease at the plastic segment was mainly due to a change in product and customer mix.  The decrease in net sales was related to decrease of $9,976,000 in orders from one of the segment’s major customers related to plastic component sales of electronic entertainment products, offsetting an increase of $5,894,000 from sales for telephone and automobile component parts.

The revenue increase in the electronic and metallic segment was mainly due to an increase of $12,777,000 in orders for professional audio instrument products from existing and new customers, offsetting the decrease of $6,132,000 in orders for professional audio and telecommunication products from existing customers.  The increase in sales revenue was due to the combined effect of sales orders from new customers and increased orders for new product models from existing customers.

Gross Profit - Gross profit for the year ended March 31, 2011 was $9,548,000, representing a gross profit margin of 11.4%. This compared with the overall gross profit and gross profit margin of $12,656,000 or 15.5% for the year ended March 31, 2010.

Gross profit in the plastic segment decreased by $4,013,000 to $5,831,000 or 13.6% of net sales for the year ended March 31, 2011, as compared to $9,844,000 or 20.9% of net sales, for the same period in the prior fiscal year.  The decrease in gross margin for the plastic segment was mainly due to increased labor cost related to a raise in the minimum wage rate and higher overtime allowances, offsetting the decrease in material costs as a percentage of net sales, when compared with the same period of fiscal 2010.

Gross profit in the electronic and metallic segment was $3,717,000 or 9.0% of net sales, for the year ended March 31, 2011, as compared to $2,813,000 or 8.1% of net sales, for the same period of last fiscal year.  The increase in gross margin was mainly attributed to an increase in sales volume of higher margin items and decrease in factory overheads offsetting the increase in labor costs as a result of a raise in the minimum wage rate, and increase in overtime allowance, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2011 were $13,941,000 or 16.6% of total net sales, as compared to $15,505,000 or 19.0% of total net sales for the year ended March 31, 2010. Selling, general and administrative expenses decreased by $1,564,000 or 10.1% in fiscal 2011 as compared to prior fiscal year.

SG&A expenses in the plastic segment decreased by $1,604,000 to $8,980,000 or 21.0% of net sales, for the year ended March 31, 2011 compared to $10,584,000 or 22.5% of net sales, for fiscal 2010. The decrease was primarily related to decreases of $833,000 in staff costs, $352,000 in government license and registration, $87,000 in stock compensation costs, and $424,000 in depreciation, offsetting an increase of $246,000 in director remuneration and $115,000 in selling expense, as compared with the same period in prior year.

SG&A expenses in the electronic & metallic segment increased by $40,000 to $4,961,000 or 12.1% of net sales, for the year ended March 31, 2011 compared to $4,921,000 or 14.2% of net sales for the fiscal year 2010. The increase was primarily related to increases of $79,000 in selling expense and $99,000 in staff costs, offsetting decreases of $64,000 in director remuneration, $38,000 in stock compensation cost and $104,000 in government license and registration, as compared with the corresponding period in prior year.

Other operating expense - Other operating expense was $4,435,000 for the year ended March 31, 2011, as compared to other operating income of $4,594,000 in the prior fiscal year.

On a segment basis, other operating expense attributable to the plastic segment for the year ended March 31, 2011 was $4,498,000, as compared to income of $4,250,000 for the prior fiscal year. The decrease in other operating income was mainly due to an exchange loss of $263,000, provisions of $229,000 for doubtful receivables and $4,000,000 for impairment of fixed assets during the year ended March 31, 2011, as compared to a net gain of $4,200,000 realized from the sale of the former plastic injection manufacturing plant in Shekou, Shenzhen, China, a provision for doubtful receivables of $71,000 and an exchange loss of $87,000 during prior fiscal year.

Other operating income attributable to the electronic & metallic segment for the year ended March 31, 2011 was $63,000, as compared with income of $344,000 for the prior year. The decrease in other operating income was mainly due to increases of $152,000 in exchange loss and $147,000 in provision for doubtful receivables, as compared with the same period of last fiscal year.

Operating Loss - Operating loss was $8,828,000 for the year ended March 31, 2011, as compared to operating income of $1,745,000 from the prior fiscal year.

On a segment basis, the operating loss of the plastic segment was $7,647,000, or negative 17.9% of net sales in the year ended March 31, 2011, as compared to operating income of $3,509,000 or 7.5% of net sales in fiscal 2010.   The decrease in operating income in the plastic segment was mainly due to the decrease in gross margin as a result of higher labor cost and decrease in other operating income as described above.

The electronic & metallic segment reported an operating loss of $1,182,000, or negative 2.9% of net sales in the year ended March 31, 2011 compared to an operating loss of $1,764,000 or negative 5.1% of net sales in the corresponding period in fiscal 2010.  The decrease in operating loss was due to the net effect of increase in gross margin and decrease in selling, general and administrative expenses as described above.

Non-operating income – Non-operating income for the year ended March 31, 2011 increased by $652,000 to $1,096,000 as compared with the prior fiscal year.  This is mainly accounted for by the increase of $652,000 in realized gain on the sale of marketable securities as compared with the corresponding period of fiscal 2010.

Income Taxes – Income tax for the year ended March 31, 2011 was comprised of income tax expense for $596,000 and a deferred tax benefit of $214,000, as compared to the income tax expense of $380,000 and a deferred tax provision of $310,000 in the corresponding period of the prior fiscal year.

On a segment basis, there was an income tax expense of $420,000 and a deferred tax benefit of $127,000 in the plastic segment for the year ended March 31, 2011, as compared to an income tax expense of $379,000, part of which was taxable on the gain on the sale of the former manufacturing plant in Shekou, Shenzhen, China, and a deferred tax benefit of $91,000 during the prior fiscal year.  The income tax of the electronic & metallic segment was comprised of an income tax expense of $176,000 and a deferred tax benefit of $87,000 for the year ended March 31, 2011, as compared to tax expense of $1,000 and a deferred tax provision of $401,000 in the corresponding period of fiscal 2010.

Net Loss – The Company had a net loss of $8,114,000 or negative 9.7% of net sales for the year ended March 31, 2011, as compared to net income of $1,499,000 or 1.8% of net sales for the year ended March 31, 2010.  The decrease in net income was mainly the result of the decreases in gross profit margin as well as in other operating income as described above.

Net loss for the plastic segment for the year ended March 31, 2011 totaled $6,955,000, as compared to net income of $3,446,000 for the corresponding period of fiscal 2010.  The decrease in net income of the plastic segment was mainly the result of decreases in gross margin and in other operating income as described above.

Net loss for the electronic & metallic segment for the year ended March 31, 2011 was $1,159,000, compared to a net loss of $1,947,000 for the prior fiscal year.  The decrease in net loss of the electronic & metallic segment was mainly the increase in sales revenues, improvement in gross margin and the deferred tax benefit resulted for the fiscal year as described above.

Liquidity and Capital Resources

Traditionally, the Company had relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of March 31, 2011, the Company had working capital of $59,689,000 and cash and cash equivalents of $35,635,000. This compares to working capital of $59,848,000 and cash and cash equivalents of $35,120,000 at March 31, 2010.  The increase in cash and cash equivalents was mainly attributed to net cash provided by investing activities comprising net proceeds from the sale of marketable securities of $5,460,000, offsetting net purchase of property, plant and equipment in the amount of $947,000, and net cash used in operating activities of $3,194,000 and in financing activities of $804,000 mainly for cash dividend payments during the year ended March 31, 2011.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings at March 31, 2011.

As of March 31, 2011, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Franki Tse
Chief Executive Officer

Date: June 29, 2011